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
(TYLER COOPER & ALCORN, LLP LOGO)           William W. Bouton III      185 Asylum Street
                                            860.725.6210               CityPlace/35th Floor      New Haven
                                            Fax: 860.278.3802          Hartford, CT              Hartford
                                            bouton@tylercooper.com     06103-3488                Stamford
                                            www.tylercooper.com        860.725.6200              Madison
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                                December 17, 2004


Division of Corporate Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

     Re: Rockville Financial, Inc. - Registration Statement on Form S-1 for the Issuance of 10,057,612 Shares of Common Stock

Dear Sirs:

         Enclosed herewith for filing on behalf of Rockville Financial, Inc. (the "Registrant") is its Registration Statement on Form S-1 for the issuance of up to 10,057,612 shares of its Common Stock, no par value.

         As you will note in your review of the attached Registration Statement, the 2001 financial statements with respect to the Registrant's current parent, Charter Oak Community Bank Corp. ("Charter Oak"), were audited by Arthur Andersen LLP, and the Registrant has not been able to obtain Arthur Andersen LLP's consent to the inclusion of its report on those financial statements in the prospectus. As a result, the Registrant has included in the prospectus (at page 25) a specific "Risk Factor" with respect to (i) the lack of Arthur Andersen LLP's consent, (ii) its conviction of federal obstruction of justice charges in 2002 and (iii) its unavailability to satisfy claims that might arise from reliance on its report. In addition, reference has also been made to Arthur Andersen LLP's audit of the 2001 financial statements in the introduction to the Selected Consolidated Financial and Other Data on page 26 of the prospectus.

         The Registrant also points out that the notes to the financial statements contained in the prospectus do not include the following three disclosures currently required, under normal circumstances, by Regulation S-X with respect to the 2001 calendar year audited by Arthur Andersen LLP. The Registrant believes, however, that the omissions, as described below, are immaterial and do not make the prospectus misleading in any respect. It should also be noted that the omitted items were not included in the notes to the 2001 financial statements originally audited by Arthur Andersen LLP because the 2001 audited consolidated financial statements were prepared



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December 17, 2004
Page 2


at a time when Charter Oak was not a reporting company under the Securities Exchange Act of 1934 subject to the requirements of Regulation S-X and, with respect to one of the omissions, prior to the adoption of the accounting standard that now requires it.

         o Note 15 to the consolidated financial statements in the prospectus (page F-37 of the prospectus) includes no "parent only" condensed financial statements for 2001 with respect to Charter Oak, the mutual holding company established in 1997 to hold all of the outstanding common stock of Rockville Bank. The Registrant wishes to point out that Charter Oak has never had any material assets since its formation other than the stock of Rockville Bank, and it has conducted no operations other than to hold that stock. Nor has Rockville Bank at any time paid any dividends to Charter Oak. Please note that the disclosure of such information, as required by Rule 9-06 of Regulation S-X, has been provided as of and for the nine months ended September 30, 2004 and as of and for the years ended December 31, 2002 and 2003, in Note 15 to the Consolidated Financial Statements on page F-37 of the prospectus. The Registrant believes that because of the above facts, the absence of the 2001 condensed "parent only" financial statements for Charter Oak is immaterial as contemplated in Rule 4-02 of Regulation S-X and should not be required to be included in the Registration Statement.

         o SFAS 132R, adopted in December 2003, now requires certain enhanced disclosures concerning, among other things, defined benefit plans. Note 9 to the financial statements in the prospectus (page F-24) includes such enhanced disclosures concerning Charter Oak's defined benefit plans as of and for the years ended December 31, 2002 and 2003 and the enhanced interim disclosures as of and for the nine months ended September 30, 2004. The enhanced disclosures for 2002 and 2003 relate to years for which the auditors of the financial statements have consented to the inclusion of their report on the financial statements that include the enhanced disclosures. Because Arthur Andersen LLP is not available to consent to the inclusion of their report on the 2001 financial statements, the pension plan disclosure enhancements have not been included in such financial statements. Furthermore, SFAS 132R paragraph 20 indicates that if obtaining the disclosure information for earlier periods is not practicable, the notes to the financial statements shall include all available information and identify the information which is not available.

         o Note 8 to the financial statements in the prospectus (page F-22) provides disclosures concerning Charter Oak's borrowings from the Federal Home Loan Bank of Boston. That note contains all required disclosures for the periods ended September 30, 2004 and December 31, 2003 and 2002. Note 8 also contains the amount of FHLB advances outstanding as of December 31, 2001 but does not indicate the weighted average interest rate, average balance outstanding or maximum amount of advances outstanding for the year ended December 31, 2001 as required by Regulation S-X. These amounts were not included in the 2001 financial statements audited by Arthur Andersen LLP since the disclosures were not required for private companies which


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December 17, 2004
Page 3

                  Charter Oak was when the 2001 audited consolidated financial statements were issued.

         Please contact the undersigned (telephone 860-725-6210; email bouton@tylercooper.com) or my partner Robert J. Metzler, II (telephone 860-725-6203; e-mail metzler@tylercooper.com) with any questions or comments you have concerning the registration statement.

                                            Sincerely,


                                            /s/ WILLIAM W. BOUTON III
                                            ------------------------------
                                            William W. Bouton III